                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                              ---------------------

                                   SCHEDULE TO
                                 (RULE 14D-100)

                          TENDER OFFER STATEMENT UNDER
                          SECTION 14(d)(l) OR 13(e)(l)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)

                              ---------------------

                         AMERICAN RETIREMENT CORPORATION
                       (Name of Subject Company (Issuer))

                    AMERICAN RETIREMENT CORPORATION (ISSUER)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

               5 3/4% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2002
                         (Title of Class of Securities)

                                   028913 AA 9

                              ---------------------
                      (CUSIP Number of Class of Securities)

                                  W.E. SHERIFF
                             CHIEF EXECUTIVE OFFICER
                         AMERICAN RETIREMENT CORPORATION
                          111 WESTWOOD PLACE, SUITE 200
                           BRENTWOOD, TENNESSEE 37027
                                 (615) 221-2250
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:
                                 T. ANDREW SMITH
                             BASS, BERRY & SIMS PLC
                        315 DEADERICK STREET, SUITE 2700
                           NASHVILLE, TENNESSEE 37238
                                 (615) 742-6200
                            CALCULATION OF FILING FEE

       TRANSACTION VALUATION*                     AMOUNT OF FILING FEE
       ----------------------                     --------------------
            $126,000,000                                $11,592

* Estimated for purposes of calculating the amount of the filing fee only. The amount of the filing fee, calculated in accordance with Rule 0-ll(b)(2) of the Securities Exchange Act of 1934, as amended, equals .000092 of the book value of the 5 3/4% Convertible Subordinated Debentures Due 2002 proposed to be acquired by American Retirement Corporation.

|X|   Check the box if any part of the fee is offset as provided by Rule 0-11
      (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,592                Filing Party: American Retirement
                                                             Corporation
Form or Registration No.: Schedule TO          Date Filed: August 14, 2002
                          SEC File No. 005-53347

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

            | |   third-party tender offer subject to Rule 14d-1.

            |X|   issuer tender offer subject to Rule 13e-4.

            | |   going-private transaction subject to Rule 13e-3.

            | |   amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: |x|

         AMENDMENT NO. 7 TO SCHEDULE TO-FINAL AMENDMENT TO SCHEDULE TO

      This Amendment No. 7 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed on August 14, 2002 by American Retirement Corporation, a Tennessee corporation ("ARC"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). ARC filed an Amendment No. 1 to the Schedule TO on August 15, 2002, an Amendment No. 2 to the Schedule TO on August 22, 2002, an Amendment No. 3 to the Schedule TO on August 27, 2002, an Amendment No. 4 to the Schedule TO on August 29, 2002, an Amendment No. 5 to the Schedule TO on September 12, 2002 and an Amendment No. 6 to the Schedule TO on September 26, 2002. The Schedule TO relates to ARC's offer to exchange a combination of its 5 3/4% Series A Senior Subordinated Notes Due 2002 and its 10% Series B Convertible Senior Subordinated Notes Due 2008 (collectively, the "New Notes") for up to $126.0 million aggregate principal amount of its outstanding 5 3/4% Convertible Subordinated Debentures Due 2002 (the "Old Convertible Debentures") upon the terms and subject to the conditions set forth in the Amended and Restated Offering Memorandum, dated September 12, 2002 (the "Offering Memorandum"), and in the related revised Letter of Transmittal, filed as Exhibits (a)(l)(F) and (a)(l)(G) to the Schedule TO, respectively.

        On September 26, 2002, ARC announced that it had completed the exchange of $99.8 million aggregate principal amount of its Old Convertible Debentures for approximately $86.8 million aggregate principal amount of its new Series A Notes and approximately $16.0 million aggregate principal amount of its new Series B Notes. However, following the expiration of the tender offer period, holders of $115,000 of Old Convertible Debentures that tendered their Old Convertible Debentures (the "Tendered Debentures") pursuant to the guaranteed delivery procedures described in the Offering Memorandum breached the terms of the Notice of Guaranteed Delivery by failing to deliver the Tendered Debentures. As a result, each of the defaulting holders and ARC entered into a settlement agreement, whereby each of the defaulting bondholders acknowledged and agreed that it was not entitled to receive any payment on the maturity of the Series A Notes issued in exchange for the Tendered Debentures and that the Series B Notes issued to each of them in exchange for the Tendered Debentures would be cancelled. The failure of these bondholders to deliver their Tendered Debentures in accordance with the terms of the Notice of Guaranteed Delivery did not change the consideration received by the tendering bondholders.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 AMERICAN RETIREMENT CORPORATION


                                 By: /s/ George T. Hicks
                                    -----------------------------------
                                    Name:  George T. Hicks
                                    Title: Executive Vice President --
                                           Finance, Chief Financial
                                           Officer, Secretary and
                                           Treasurer


Dated: October 10, 2002

                                 EXHIBIT INDEX

      EXHIBIT NO.                                              DESCRIPTION
------------------------    ----------------------------------------------------------------------------------
(a) (1) (A)                 Offering Memorandum, dated August 14, 2002.*

(a) (1) (B)                 Letter of Transmittal, dated August 14, 2002.*

(a) (1) (C)                 Notice of Guaranteed Delivery, dated August 14, 2002.*

(a) (1) (D)                 Form of Letter to Clients, dated August 14, 2002.*

(a) (1) (E)                 Letter to Registered Holders and Depository Trust
                            Company Participants, dated August 14, 2002.*

(a) (1) (F)                 Amended and Restated Offering Memorandum, dated September 12, 2002.*

(a) (1) (G)                 Letter of Transmittal, dated September 12, 2002.*

(a) (1) (H)                 Notice of Guaranteed Delivery, dated September 12, 2002.*

(a) (1) (I)                 Form of Letter to Clients, dated September 12, 2002.*

(a) (1) (J)                 Letter to Registered Holders and Depository Trust Company Participants,
                            dated September 12, 2002.*

(a) (5) (A)                 Press Release, issued by American Retirement Corporation on August 14, 2002 *

(a) (5) (B)                 Letter to holders of Old Convertible Debentures dated August 26, 2002. *

(a) (5) (C)                 Supplement to Offering Memorandum, dated August 29, 2002.*

(a) (5) (D)                 Press Release, issued by American Retirement Corporation on September 12, 2002.*

(a) (5) (E)                 Press Release, issued by American Retirement Corporation on September 26, 2002.*

(d)(1)                      Indenture, dated as of September 29, 1997, between ARC and IBJ Schroder Bank and
                            Trust Company, relating to the Old Convertible Debentures (incorporated by reference to ARC's Registration Statement on Form S-1 and filed with the
                            Commission on September 23, 1997).

(d)(2)                      Form of Indenture between ARC and U.S. Bank National Association relating to the
                            5 3/4% Series A Senior Subordinated Notes Due 2002*

(d)(3)                      Form of Indenture between ARC and U.S. Bank National Association relating to the
                            10% Series B Convertible Senior Subordinated Notes Due 2008.*

(d)(4)                      Loan Agreement, dated as of August 14, 2002, between ARCPI Holdings, Inc. and
                            Health Care Property Investors, Inc. (incorporated by reference to ARC's
                            Current Report on Form 8-K filed with the Commission on August 15, 2002).

(d)(5)                      Contribution Agreement, dated August 14, 2002, between ARCPI Holdings, Inc.,
                            Fort Austin Limited Partnership, ARC Santa Catalina, Inc., ARC Richmond
                            Place, Inc., Freedom Village of Holland, Michigan, Freedom Village of Sun
                            City Center, Ltd., Lake Seminole Square Management Company, Inc., Freedom
                            Group-Lake Seminole Square, Inc., ARC Brandywine, LLC and Health Care
                            Property Investors, Inc. (incorporated by reference to ARC's Current Report on Form 8-K filed with the Commission on August 15, 2002).

(d)(6)                      Form of Master Lease between Fort Austin Real Estate Holdings, LLC, ARC Santa
                            Catalina Real Estate Holdings, LLC, ARC Richmond Place Real Estate Holdings, LLC,
                            ARC Holland Real Estate Holdings, LLC, ARC Sun City Center Real Estate Holdings,
                            LLC, ARC Lake Seminole Square Real Estate Holdings, LLC and ARC Brandywine Real
                            Estate Holdings, LLC and Fort Austin Limited Partnership, ARC Santa Catalina,
                            Inc., ARC Richmond Place, Inc., Freedom Village of Holland, Michigan, Freedom
                            Village of Sun City Center, Ltd., Lake Seminole Square Management Company, Inc.,
                            Freedom Group -- Lake Seminole Square, Inc. and ARC Brandywine, LLC.*

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* Previously filed.